C. Edward Chaplin
Chief Financial Officer
113 King Street, Armonk, NY 10504
Tel. (914) 765-3925 Fax (914) 765-3080
Chuck.Chaplin@mbia.com
www.mbia.com

October 28, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
File No. 1-9583

Dear Mr. Rosenberg:

We have received your letter dated October 14, 2008 in which you provided comments to our letters dated August 29, 2008 and September 30, 2008 filed in response to your letters dated June 27, 2008 and August 27, 2008, respectively. It is our intention to respond to your additional comments no later than Friday, November 14, 2008.

Please feel free to contact me at (914) 765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin